Results of Meeting of Stockholders

(UNAUDITED)

The 85th Annual Meeting of Stockholders of Tri-Continental Corporation (the Corporation) was held on April 13, 2015. Stockholders voted in favor of two Board proposals and against one Stockholder proposal. The description of each proposal and number of shares voted are as follows:

Proposal 1

To elect three directors to the Corporation’s Board of Directors to hold office until the 2018 Annual Meeting of Stockholders and William Hawkins to serve until the 2017 Annual Meeting of Stockholders and until their successors are elected and qualify:

Director	For	Withheld
Kathleen Blatz	39,013,971	8,132,257
Pamela G. Carlton	38,927,501	8,218,727
Alison Taunton-Rigby	38,943,401	8,202,827
William Hawkins	38,933,868	8,212,360

Proposal 2

To ratify the selection of PricewaterhouseCoopers LLP as the Corporation’s independent registered public accounting firm for 2015:

For	Against	Abstain
42,131,327	5,105,841	737,851

Proposal 3

To vote on the stockholder proposal regarding self-tender offer:

For	Against	Abstain
11,507,522	17,941,521	1,463,393